As filed with the Securities and Exchange Commission on April 3, 2012

File No. 812-13978

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT
TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A)
AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN
EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM
SECTIONS 17(a)(1) AND (2) OF THE ACT

-------------------------------

In the Matter of

Salient MF Trust
Salient Advisors, L.P.
Salient Capital Advisors, LLC
Salient Capital L.P.

4265 San Felipe Road
8th Floor
Houston, TX 77027
________________________________________________________________________________________

Written and oral communications regarding this Application should be addressed to:

John A. Blaisdell
c/o Salient Advisors, L.P.
4265 San Felipe Road
8th Floor
Houston, TX 77027
(713) 993-4001 (phone)
(713) 993-4698 (fax)

With copies of written communications to:

George J. Zornada

K&L Gates LLP
One Lincoln Street
Boston, MA 02111
(617) 261-3231 (phone)
617 261-3175 (fax)

This Application (including Exhibits) contains 22 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Salient MF Trust, Salient Advisors, L.P., Salient Capital Advisors, LLC and Salient Capital L.P. Investment Company Act of 1940 File No. 812-13978
AMENDMENT NO. 1 TO THE APPLICATION
PURSUANT TO SECTION 12(d)(1)(J) OF THE
INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “1940 ACT”), FOR AN
ORDER GRANTING EXEMPTIONS FROM
SECTIONS 12(d)(1)(A) AND (B) OF THE ACT,
PURSUANT TO SECTION 6(c) OF THE ACT
FOR AN EXEMPTION FROM RULE 12d1-2(a)
OF THE ACT AND PURSUANT TO SECTIONS
6(c) AND 17(b) OF THE ACT FOR AN
EXEMPTION FROM SECTIONS 17(a)(1) AND
(2) OF THE ACT THEREUNDER

I.           INTRODUCTION

Salient MF Trust (the “Trust”), Salient Advisors, L.P., Salient Capital Advisors, LLC (each an “Adviser”) and Salient Capital L.P. (the “Distributer”) (collectively referred to as the “Applicants”) submit this amended application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trust, and to each existing and each future registered open-end management investment company or series thereof (each a “Fund” and collectively, “Funds”) which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trust.1

II.           THE APPLICANTS

A.     Salient Funds

The Trust, organized as a Delaware statutory trust, is registered under the Act as an open-end management investment company. The Trust will offer shares of multiple series, each of which will pursue different investment objectives and principal investment strategies.  Initially, the Trust will offer shares of two series – Salient Risk Parity Fund and Salient MLP and Energy

1 All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

Income Fund.  One or more of the Funds each will pursue its investment objective by investing in other Funds in reliance on Section 12(d)(1)(G) of the Act.

B.     The Advisers

1.           Salient Advisors, L.P.

Salient Advisors, L.P. (“Salient Advisors”), a Texas limited partnership, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Salient Advisors is wholly-owned by Salient Partners, L.P., a Houston-based investment firm (“Salient Partners”).  Salient Advisors and its affiliated persons serve as investment adviser to registered investment companies, separate accounts, private funds and other clients.  Salient Advisors will serve as investment adviser to Salient Risk Parity Fund.

2.           Salient Capital Advisors, LLC

Salient Capital Advisors, LLC (“Salient Capital Advisors”), a Texas limited liability company, is registered as an investment adviser under the Advisers Act.  Salient Capital Advisors is wholly-owned by Salient Partners.  Salient Capital Advisors and its affiliated persons serve as investment adviser to individuals, high net worth individuals, pension and profit sharing plans, registered investment companies, private investment funds, charitable organizations, and other clients.  Salient Capital Advisors will serve as investment adviser to Salient MLP and Energy Income Fund.

C.     Salient Capital L.P.

The Distributor is organized in Texas as a limited partnership.  The Distributor is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

III.           REQUESTED RELIEF

A.     Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)2 or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the

2 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

Unaffiliated Funds, “Underlying Funds”) and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Exchange Act (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B). Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt Applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

B.     Other Investments by Same Group Funds of Funds

Applicants are also requesting an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Same Group Fund of Funds”) and that otherwise complies with Rule 12d1-2 under the Act, also to invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Consistent with its fiduciary obligations under the Act, the board of directors or trustees (“Board”) of each Same Group Fund of Funds will review the advisory fees charged by the Same Group Fund of Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

IV.           LEGAL ANALYSIS

A.     Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Funds of Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.3

In 2006, the Commission adopted Rule 12d1-2 under the Act.4 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act also to acquire:

(1)
securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	securities (other than securities issued by an investment company); and

(3)	securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1(d)(2).

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”5

B.     Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the

3 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43–44.

4 See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

5 See Adopting Release at 17–18.

Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.     Investments by Funds of Funds in Unaffiliated Funds

1. Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).6 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a. No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by

6 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

the Adviser or any person controlling, controlled by, or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any Subadviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds, any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.7

b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval

7 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.8

c. Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2. Section 17(a). Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s

8 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.9

Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.10 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

D.     Other Investments by Same Group Funds of Funds

Applicants believe that permitting Same Group Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are

9 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

10 To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from section 17(a) would not be necessary.  The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of Funds.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF also is an investment adviser to the Fund of Funds.

not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Same Group Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Funds of Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.           PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to numerous other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to Fifth Third Funds, et al. (FTF), Investment Company Act Rel. No. 29819 (September 22, 2011) (Notice), Investment Company Act Rel. No. 29839 (October 18, 2011) (Order).  FTF requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (2) of the Act and under Section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.  The FTF order permits FTF’s Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to Aston Funds, et al. (Aston), Investment Company Act Rel. No 29400 (August 8, 2010) (Notice), Investment Company Act Rel. No. 29433 (September 27, 2010) (Order) (the “Aston Order”). Aston requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Aston Order permitted their Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to Massachusetts Financial Services Company, et al. (MFS), Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the “MFS Order”). The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust, et al. (Lincoln), Investment Company Act Rel. No. 29168 (March 5, 2010) (Notice), Investment Company Act Rel. No. 29196 (March 31, 2010) (Order) (the “Lincoln Order”) and to the Aston Order. The Lincoln Order and the Aston Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Lincoln funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Lincoln Order and the Aston Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2, to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al., Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (Notice), Investment Company Act Rel. No. 27142 (November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 11, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by the Applicants.

VI.           APPLICANTS’ CONDITIONS:

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1. The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.

The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Funds of Funds

Applicants agree that the relief to permit Same Group Funds of Funds to invest in Other Investments shall be subject to the following condition:

13. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments as described in the Application.

VII.           REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

Applicants have caused this Application to be duly signed on their behalf on April 3, 2012.

Salient MF Trust

By:	/s/ John A. Blaisdell
Name: John A. Blaisdell
Title: President

Salient Advisors, L.P.

By:	/s/ John A. Blaisdell
Name: John A. Blaisdell
Title: Managing Director

Salient Capital Advisors, LLC

By: /s/ John A. Blaisdell
Name: John A. Blaisdell
Title: Managing Director

Salient Capital L.P.

By: /s/ John A. Blaisdell
Name: John A. Blaisdell
Title: Managing Director

EXHIBIT INDEX

A.	Verification

	1.	Verification of Salient MF Trust

	2.	Verification of Salient Advisors, L.P.

	3.	Verification of Salient Capital Advisors, LLC

	4.	Verification of Salient Capital L.P.

B.	Resolutions of Salient MF Trust

Verification

The undersigned states that he has duly executed the attached amended application on April 3, 2012 for and on behalf of Salient MF Trust (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, Trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John A. Blaisdell
Name: John A. Blaisdell
Title: President

Verification

The undersigned states that he has duly executed the attached amended application on April 3, 2012 for and on behalf of Salient Advisors, L.P. (“Salient Advisors”); that he is the Managing Director of Salient Advisors; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John A. Blaisdell
Name: John A. Blaisdell
Title: Managing Director

Verification

The undersigned states that he has duly executed the attached amended application on April 3, 2012 for and on behalf of Salient Capital Advisors, LLC (“Salient Capital Advisors”); that he is the Managing Director of Salient Capital Advisors; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John A. Blaisdell
Name: John A. Blaisdell
Title: Managing Director

Verification

The undersigned states that he has duly executed the attached amended application on April 3, 2012 for and on behalf of Salient Capital L.P.; that he is the Managing Director of Salient Capital L.P.; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John A. Blaisdell
Name: John A. Blaisdell
Title: Managing Director

Resolutions of Salient MF Trust (the “Trust”)

RESOLVED, that the filing with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), of a request for an exemptive order, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act is hereby approved to permit among other things, the Trust to invest in non-affiliated investment companies; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed on behalf the Trust to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any amendment to the application for the order.